UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

CARDIMA, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
14147M106
(CUSIP Number)
September 3, 2001

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14147M106	13G	Page 2 of 11 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bernard J. McDermott, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER 0

		(6)	SHARED VOTING POWER 1,581,241 shares of Common Stock Warrants to purchase 508,553 shares of Common Stock

		(7)	SOLE DISPOSITIVE POWER 0

		(8)	SHARED DISPOSITIVE POWER See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.[1]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 6.2% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON* IN; HC

1See Footnote 1 in Item 4.

CUSIP NO. 14147M106	13G	Page 3 of 11 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joyce McDermott

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER 0

		(6)	SHARED VOTING POWER 1,581,241 shares of Common Stock Warrants to purchase 508,553 shares of Common Stock

		(7)	SOLE DISPOSITIVE POWER 0

		(8)	SHARED DISPOSITIVE POWER See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.[1]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 6.2% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON* IN; HC

1See Footnote 1 in Item 4.

CUSIP NO. 14147M106	13G	Page 4 of 11 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joyce McDermott Roth IRA

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION IRA account through financial institution located in Illinois U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER 0

		(6)	SHARED VOTING POWER 664,684 shares of Common Stock Warrants to purchase 215,517 shares of Common Stock

		(7)	SOLE DISPOSITIVE POWER 0

		(8)	SHARED DISPOSITIVE POWER See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.[1]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 2.6% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON* OO

1See Footnote 1 in Item 4.

CUSIP NO. 14147M106	13G	Page 5 of 11 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bernard McDermott Roth IRA

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION IRA account through financial institution located in Illinois U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER 0

		(6)	SHARED VOTING POWER 657,884 shares of Common Stock Warrants to purchase 215,517 shares of Common Stock

		(7)	SOLE DISPOSITIVE POWER 0

		(8)	SHARED DISPOSITIVE POWER See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.[1]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 2.6% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON* OO

1See Footnote 1 in Item 4.

CUSIP NO. 14147M106	13G	Page 6 of 11 Pages
Item 1(a)	Name of Issuer: CARDIMA, INC.
1(b)	Address of Issuer's Principal Executive Offices:
CARDIMA, INC. 47266 Benicia Street Fremont, CA 94538-7330
Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship
Bernard J. McDermott, Jr. 900 N. Lake Shore Drive Chicago, IL 60611 U.S. Citizen
Joyce McDermott 900 N. Lake Shore Drive Chicago, IL 60611 U.S. Citizen
Joyce McDermott Roth IRA 900 N. Lake Shore Drive Chicago, IL 60611 IRA account through financial institution located in Illinois
Bernard McDermott Roth IRA 900 N. Lake Shore Drive Chicago, IL 60611 IRA account through financial institution located in Illinois
2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share
2(e)	CUSIP Number: 14147M106.

CUSIP NO. 14147M106	13G	Page 7 of 11 Pages

    Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4  Ownership:

BERNARD J. MCDERMOTT, JR.

  (a)
  Amount beneficially owned:

1,581,241 shares of Common Stock and warrants to purchase 508,553 shares of Common Stock.

  (b)
  Percent of Class:

Approximately 6.2% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the warrants referred to in section (a) above.)

  (c)
  Number of shares as to which such person has:

  (i)
  sole power to vote or to direct the vote:

          0

    (ii)
    shared power to vote or to direct the vote:

CUSIP NO. 14147M106	13G	Page 8 of 11 Pages

          See item (a) above.

    (iii)
    sole power to dispose or to direct the disposition of:

          0

    (iv)
    shared power to dispose or to direct the disposition of:

          See item (a) above.

JOYCE MCDERMOTT

  (a)
  Amount beneficially owned:

1,581,241 shares of Common Stock and warrants to purchase 508,553 shares of Common Stock.

  (b)
  Percent of Class:

Approximately 6.2% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the warrants referred to in section (a) above.)

  (c)
  Number of shares as to which such person has:

  (i)
  sole power to vote or to direct the vote:

          0

    (ii)
    shared power to vote or to direct the vote:

          See item (a) above.

    (iii)
    sole power to dispose or to direct the disposition of:

          0

    (iv)
    shared power to dispose or to direct the disposition of:

          See item (a) above.

JOYCE MCDERMOTT ROTH IRA

  (a)
  Amount beneficially owned:

CUSIP NO. 14147M106	13G	Page 9 of 11 Pages

664,684 shares of Common Stock and warrants to purchase 215,517 shares of Common Stock.

  (b)
  Percent of Class:

Approximately 2.6% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the warrants referred to in section (a) above.)

  (c)
  Number of shares as to which such person has:

  (i)
  sole power to vote or to direct the vote:

          0

    (ii)
    shared power to vote or to direct the vote:

          See item (a) above.

    (iii)
    sole power to dispose or to direct the disposition of:

          0

    (iv)
    shared power to dispose or to direct the disposition of:

          See item (a) above.

BERNARD MCDERMOTT ROTH IRA

  (a)
  Amount beneficially owned:

657,884 shares of Common Stock and warrants to purchase 215,517 shares of Common Stock.

  (b)
  Percent of Class:

Approximately 2.6% as of the date of this filing. (Based on 33,446,939 shares of Common Stock issued and outstanding as of August 13, 2001, plus the shares of Common Stock issuable upon the exercise of the warrants referred to in section (a) above.)

  (c)
  Number of shares as to which such person has:

  (i)
  sole power to vote or to direct the vote:

CUSIP NO. 14147M106	13G	Page 10 of 11 Pages

          0

  (ii)
  shared power to vote or to direct the vote:

          See item (a) above.

    (iii)
    sole power to dispose or to direct the disposition of:

          0

    (iv)
    shared power to dispose or to direct the disposition of:

          See item (a) above.

/1 Nothing contained herein shall be construed as an admission that Bernard J. McDermott, Jr. and Bernard McDermott Roth IRA are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities held by Joyce McDermott or Joyce McDermott Roth IRA, and nothing contained herein shall be construed as an admission that Joyce McDermott or Joyce McDermott Roth IRA are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities held by Bernard J. McDermott, Jr. and Bernard McDermott Roth IRA.

Item 5  Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          See Item 2 above.

Item 8  Identification and Classification of Members of the Group:

    Not Applicable.

Item 9  Notice of Dissolution of Group:

    Not Applicable.

CUSIP NO. 14147M106	13G	Page 11 of 11 Pages

Item 10  Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of September, 2001

/s/ BERNARD J. MCDERMOTT, JR. Bernard J. McDermott, Jr.
/s/ JOYCE MCDERMOTT Joyce McDermott
JOYCE MCDERMOTT ROTH IRA /s/ JOYCE MCDERMOTT By: Joyce McDermott Its: Authorized Signatory
BERNARD MCDERMOTT ROTH IRA /s/ BERNARD J. MCDERMOTT, JR. By: Bernard J. McDermott, Jr. Its: Authorized Signatory